THE WALL STREET FUND, INC.

AMENDMENT TO THE CUSTODY AGREEMENT

THIS AMENDMENT dated as of January 1, 2002 to the Custody Agreement dated as of July 20, 2001, by and between The Wall Street Fund, Inc., a corporation and Firstar Bank, N.A, shall be as follows:

Effective January 1, 2002, the name Firstar Bank, N.A. has been changed to U.S. Bank, N.A.  Accordingly, all references to Firstar Bank, N.A. in this Agreement should be replaced with U.S. Bank, N.A.  Similarly, any references to Firstar Mutual Fund Services, LLC should be replaced with U.S. Bancorp Fund Services, LLC.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

The Wall Street Fund, Inc.	U.S. Bancorp Fund Services, LLC
(the “Fund”)	(the “Transfer Agent”)

By: /s/ Michael R. Lindburn	By: signature unidentifiable
Authorized Officer	Authorized Officer